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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: EF Legacy Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Westgate Parkway, Suite 202
(No. and Street)

Henrico	Virginia	23233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Nathan Jencks, Chief Financial Officer 703-227-0546
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

RMS

OATH OR AFFIRMATION

I, T. Nathan Jencks, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to EF Legacy Securities, LLC (the Company), as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Name
Chief Financial Officer
EF Legacy Securities, LLC

2/28/19
Date

#125748
Notary Public comm exp 12-31-2021

EVALYN M. SHEEHAN
COMMONWEALTH OF VIRGINIA
NOTARY PUBLIC

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of EF Legacy Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EF Legacy Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2019

We have served as the Company's auditor since 2018.

EF LEGACY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
(in thousands)

Assets

Cash	$	1,500
Receivables from product sponsors		237
Other assets and prepaid expenses		125
Total assets	$	1,862

Liabilities and Equity

Liabilities:		
Accounts payable and accrued liabilities	$	52
Payable to affiliate		215
Total liabilities		267
Member's equity		1,595
Total liabilities and member's equity	$	1,862

See accompanying notes to the statement of financial condition.

EF LEGACY SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

EF Legacy Securities, LLC ("the Company") is a wholly-owned subsidiary of The Edelman Financial Engines Center, LLC ("TEFEC", "Parent"). The ultimate parent company in the organizational structure through a series of holding companies is Edelman Financial Engines, L.P. ("the Partnership"). Edelman Financial Services, LLC ("EFS") is an affiliated wholly-owned subsidiary of TEFEC. EFS provides administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities.

Nature of Operations

The Company, a Delaware limited liability company, is a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily engages in providing investment services to its clients related to mutual fund and variable annuity investments made on an application-way basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of statement of financial condition and the amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

Level 2: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3: unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The fair value of financial instruments not carried at fair value include the Company's receivables and payables and were estimated to approximate carrying value due to their short-term nature and are classified as Level 2 of the fair value hierarchy.

Receivables

Accounts receivable ("receivables from product sponsors") are stated at their realizable value. All of the Company's receivables are non-interest bearing. The Company did not record any allowance for doubtful accounts as of December 31, 2018.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the income of the Company is included in the taxable income of the Partnership.

New Authoritative Accounting Guidance

In February 2016, the FASB issued authoritative guidance on the accounting for leases. The new standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The new guidance became effective for interim and annual periods beginning on January 1, 2019. The adoption of the amended accounting guidance did not have an impact on the Company's statement of financial condition.

In June 2016, the FASB amended the accounting guidance on accounting for credit losses. The amended guidance requires measurement of all expected credit losses for commitments to extend credit held at the reporting date. For financial assets measured at amortized cost, factors such as historical experience, current conditions, and reasonable and supportable forecasts will be used to estimate expected credit losses. The new guidance will be effective for the Company on January 1, 2020; early adoption is permitted. The Company does not expect the adoption of the new guidance to have a material impact on the statement of financial condition.

2. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it

assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

On January 28, 2019, FINRA released Regulatory Notice 19-04 requesting that firms promptly remedy potential supervisory and suitability violations related to 529 savings plan share class recommendations. The Company currently has clients who have accounts with investments in 529 accounts and is therefore subject to this FINRA initiative, including but not limited to regulatory self-reporting or remedial action. At this time, the Company is conducting a thorough analysis of these accounts and does not have a reasonable estimate of potential loss.

3. CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

Financial assets that potentially subject the Company to concentrations of credit risk primarily consist of receivables from product sponsors.

The Company is subject to risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $250,000. As of December 31, 2018, the Company had $1,250,000 in excess of FDIC insured limits. Management does not consider this risk to be significant.

4. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with EFS during the year for certain administrative services and facilities costs. As part of this arrangement, certain employees of EFS provide administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities. The Company and EFS agreed to reasonable allocation of costs charged to the Company for services provided by the EFS employees. Accordingly, the financial statements may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated entity. Total amounts owed to EFS as of December 31, 2018 were $215,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as a registered broker-dealer. As of December 31, 2018, the Company had net capital, as defined, of $1,233,000, which was $1,215,000 in excess of the required minimum net capital of $18,000. As of December 31, 2018, the Company had aggregate indebtedness of $267,000 and its aggregate indebtedness to net capital ratio was 0.22 to 1.

6. SUBSEQUENT EVENTS

In connection with the preparation of its statement of financial condition for the year ended December 31, 2018, the Company has evaluated events that occurred subsequent to December 31, 2018 to determine whether any of these events required recognition or disclosure in the 2018 financial statements. As disclosed in

Note 2, the Company is evaluating Regulatory Notice 19-04 released by FINRA on January 28, 2019. The Company is not aware of any further subsequent events which would require recognition or disclosure in the statement of financial condition.